Exhibit 99.1

IDEX Biometrics Appoints Catharina Eklof as

Chief Commercial Officer

Oslo, Norway – 12 May 2021 - IDEX Biometrics ASA, a leading provider of advanced fingerprint identification and authentication solutions, has appointed Catharina Eklof as Chief Commercial Officer (CCO), effective June 1, 2021.

Catharina Eklof brings 20 years of global executive management across Financial Services, Retail, Travel, and Security. She has led commercialization of new customer centric solutions across Fortune 500 companies. Catharina is currently CCO of Defentry AB, a cyber security company based in Stockholm, Sweden. She is also a member of the Board of Directors of Avanza Bank (Nasdaq: AZA), the largest securities brokerage in Sweden.

Earlier in her career, Catharina spent over 12 years with Mastercard International Inc. in Brussels, London, and New York, where she had a successful career, with successive leadership roles building innovative businesses leveraging Mastercard’s global transaction data. Catharina was instrumental in establishing Mastercard’s global strategic merchant program, bringing digital payment solutions and new, data-driven business models to organizations around the world.

Catharina Eklof holds an MBA in International Business and a Master of Science in Economics from the University of Uppsala, Sweden. She will be based in Brussels, Belgium.

Vince Graziani, Chief Executive Officer of IDEX Biometrics, commented: “I am very excited to welcome Catharina to our leadership team. Her considerable experience and expertise in security and card-based payment technologies will be extremely valuable to IDEX Biometrics as we continue to accelerate commercialization of our leading card-based authentication solutions.”

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

Brett L Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: + 1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies for smart cards, offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter